Exhibit 99.2

17 November 2008	For analyst and media enquiries please
call Peter Baker on: Tel: (02) 8274 5239
2nd quarter net operating profit US$36.2m
Half year net operating profit US$76.2m
(both excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$36.2 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 September 2008, a decrease of 26% compared to the same period last year.
For the quarter, net operating profit including asbestos, ASIC expenses and tax adjustments was US$153.5 million (mainly due to the effect of foreign exchange adjustments on the asbestos liability which has been favourably impacted by the depreciation of the A$ against the US$), compared to US$19.1 million for the same quarter last year.
For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 36% to US$76.2 million from US$119.8 million. Including asbestos, ASIC expenses and tax adjustments, net operating profit increased from US$58.2 million to US$154.9 million.
Operating results were significantly affected by further declines in the US housing market, where housing starts fell 35% in each of the second quarter and the half year compared to the same periods last year.
Given these current conditions and the high level of uncertainty surrounding the global economy and future industry trends, the Board has decided to omit the interim dividend for the current fiscal year. This, and future dividend policy, are discussed in more detail on page 3 of this Media Release.
Operating Performance
Second quarter net sales decreased 12% to US$341.9 million, gross profit was down 18% to US$113.2 million and EBIT excluding asbestos and ASIC expenses was 26% lower at US$56.7 million. EBIT including asbestos and ASIC expenses increased from US$44.7 million to US$192.2 million.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 9. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent or derived from certain GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and ASIC expenses” and “Effective tax rate excluding asbestos and tax adjustments” and EBITDA). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Media Release: James Hardie — 2nd Quarter and Half Year FY09	1

For the half year, net sales decreased 13% to US$706.9 million, gross profit was down 22% to US$237.2 million and EBIT excluding asbestos and ASIC expenses decreased 33% to US$122.2 million. EBIT including asbestos and ASIC expenses increased 80% from US$119.7 million to US$215.1 million.
Net sales of the USA and Europe Fibre Cement business decreased 16% for the quarter and 18% for the half year. USA and Europe Fibre Cement EBIT was down 26% to US$61.1 million and 35% to US$126.7 million for the quarter and half year, respectively, as a result of lower volumes and higher costs, partially offset by lower SG&A spending.
Asia Pacific Fibre Cement net sales were up 4% and 10% for the quarter and half year, respectively. Asia Pacific EBIT increased 14% to US$14.1 million and 21% to US$29.9 million for the quarter and half year, respectively, primarily due to favourable currency exchange rate movements of the Asia Pacific business’ currencies compared to the US dollar.
Diluted earnings per share for the quarter and half year increased to US35.5 cents and US35.8 cents per share, respectively, from US4.1 cents and US12.4 cents per share in the same periods last year.
Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments decreased from US11.0 cents to US8.4 cents for the quarter and decreased by 31% from US25.6 cents to US17.6 cents for the half year.
2nd Quarter and Half Year at a Glance

	Q2	Q2%		HY	HY	%
US$ Millions	FY 2009	FY 2008	Change	FY 2009	FY 2008	Change

Net sales	$341.9	$390.1	(12)	$706.9	$814.5	(13)

Gross profit	113.2	138.8	(18)	237.2	305.7	(22)

EBIT excluding asbestos and ASIC expenses	56.7	76.6	(26)	122.2	183.5	(33)

AICF SG&A expenses	(0.3)	(1.1)	73	(0.9)	(1.7)	47

Asbestos adjustments	140.8	(28.9)	—	100.3	(59.0)	—

ASIC expenses	(5.0)	(1.9)	—	(6.5)	(3.1)	—

EBIT	192.2	44.7	—	215.1	119.7	80

Net interest income (expense)	0.3	2.0	(85)	(0.8)	2.5	—

Income tax expense	(39.0)	(27.6)	(41)	(59.4)	(64.0)	7

Net operating profit	153.5	19.1	—	154.9	58.2	—

Diluted earnings per share (US cents)	35.5	4.1	—	35.8	12.4	—

Media Release: James Hardie — 2nd Quarter and Half Year FY09	2

Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 26% for the quarter to US$36.2 million and was 36% lower for the half year at US$76.2 million, as shown in the following table:

	Q2	Q2%		HY	HY	%
US$ Millions	FY 2009	FY 2008	Change	FY 2009	FY 2008	Change

Net operating profit	$153.5	$19.1	—	$154.9	$58.2	—

Excluding:

Asbestos:
Asbestos adjustments	(140.8)	28.9	—	(100.3)	59.0	—
AICF SG&A expenses	0.3	1.1	(73)	0.9	1.7	(47)
AICF interest income	(2.3)	(2.6)	(12)	(3.2)	(4.2)	(24)
Tax expense related to asbestos adjustments	—	—	—	—	0.4	—

ASIC expenses	5.0	1.9	—	6.5	3.1	—
Tax adjustments	20.5	0.8	—	17.4	1.6	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$36.2	$49.2	(26)	$76.2	$119.8	(36)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	8.4	11.0	(24)	17.6	25.6	(31)

CEO Commentary
“The US housing market continued to decline sharply during the quarter and it now appears that US housing starts will fall below the 800,000 level that our plant schedules were set for in April 2008,” said CEO Mr Louis Gries. “Therefore, as announced on 4 November 2008, we decided to temporarily cease production at our Fontana, California and Summerville, South Carolina production facilities. The available capacity at the seven plants that will continue to operate will allow us to more economically service demand in a sub 800,000 start market, and will also provide necessary capacity to meet any unexpected short to medium term increase in demand.
“Despite anticipated lower overall demand from both the new construction and repair and remodel segments, we continue to fund product and market initiatives designed to gain market share from alternative products. As previously forecast, pricing has remained relatively flat and planned reductions in the SG&A expenses in our US business are being realised.
“In addition to continuing litigation on the 1999 disputed amended assessment, we continue to negotiate with the Australian Taxation Office regarding our tax years currently being audited. We remain focused on resolving corporate legacy issues.”
Dividend
In May 2007 the company announced a dividend policy of a payout ratio of between 50% and 75% of net income before asbestos adjustments, subject to funding requirements.
The company’s United States business, which contributes approximately three quarters of the Group’s earnings, is now well into the third year of a severe cyclical downturn in new residential construction. On an annualised basis, new housing starts are down approximately 65% from a peak of 2.2 million in late 2005/early 2006 to approximately 800,000. More recently, the US repair and remodel market has also been declining, as homeowners have found it more difficult to access credit and to justify upgrading properties when home values are declining.

Media Release: James Hardie — 2nd Quarter and Half Year FY09	3

Given these current conditions, the level of uncertainty surrounding the global economy and future industry trends, and in order to conserve capital, the Board has decided to omit the interim dividend for the current fiscal year. The FY 2008 interim dividend was US12.0 cents.
The Board recognises the value investors place upon dividends but believes that omitting the interim dividend is in the best long term interest of the company. The company will continue to review its dividend policy, but it is likely dividends will be suspended until conditions improve significantly.
USA and Europe Fibre Cement
Second quarter net sales were down 16% compared to the same quarter last year, to US$263.0 million. Sales volume decreased 17% to 429.9 million square feet, and the average net sales price increased 1% from US$604 to US$612 per thousand square feet.
For the half year, net sales were down 18% compared to the same period last year, to US$544.7 million. Sales volume decreased 19% to 898.4 million square feet, and the average net sales price was slightly higher at US$606 per thousand square feet.
Sales in our USA and Europe Fibre Cement business continued to be significantly affected by the ongoing weakness in the US housing market, where housing starts fell 35% in the second quarter and half year compared to the same periods last year.
Sales of exterior and interior products declined as sales were lower across all divisions and in each key region, with the exceptions of Canada, American Midwest and Europe. Products featuring ColorPlus® technology increased as a percentage of total exterior sales in the second quarter, compared to the same quarter in the prior year.
EBIT for the quarter was 26% lower at US$61.1 million, primarily due to reduced gross profit performance in the US, which resulted from lower sales volume, higher freight costs and higher average unit manufacturing costs. The higher average unit manufacturing costs were a result of maintained variable cost levels and relatively flat fixed costs spread over lower production levels. The EBIT margin was 23.3% for the quarter compared to 27.4% for the same period last year. For the half year, EBIT was 35% lower at US$126.7 million and the EBIT margin was 23.2% compared to 30.4% for the same period last year.
Asia Pacific Fibre Cement
Net sales increased 4% to US$78.9 million for the quarter. In Australian dollars, net sales decreased 1% due to a 2% decrease in sales volume, partially offset by a 1% increase in the average Australian dollar net sales price.
For the half year net sales increased 10% to US$162.2 million. In Australian dollars, net sales increased 1% due to a 1% increase in sales volume and a slightly higher average Australian dollar net sales price.
The Australian business continued to outperform the overall market downturn in the second quarter. The Australian Bureau of Statistics (ABS) reported residential construction activity fell 5.1% in August on a seasonally-adjusted basis compared to last year. Sales of ScyonTM products continued to build momentum. Market pricing of flat sheet continued to decline due to low priced imports and competitor activity. In New Zealand, total residential building consents were down 20% compared to the same period last year. In the Philippines, sales volumes and revenue declined in local currency as a result of reduction in export sales and a decline in the volume of higher-priced products in the sales mix.

Media Release: James Hardie — 2nd Quarter and Half Year FY09	4

EBIT was 14% higher for the quarter at US$14.1 million and 21% higher at US$29.9 million for the half year. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for a large portion of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT decreased 9% for the quarter due to lower gross margin performance and higher SG&A expenses. For the half year, EBIT increased 1% due to an increased gross margin, partially offset by increased SG&A expenses. The EBIT margin was 17.9% and 18.4% for the quarter and half year, respectively, compared with 16.4% and 16.8% for the same periods last year.
Asbestos Adjustments
The effects of asbestos adjustments on EBIT for the quarter and half year ended 30 September 2008 are as follows:

US$ Millions	Q2 FY 2009	Q2 FY 2008	HY FY 2009	HY FY 2008

Effect of foreign exchange movements	$140.8	$(27.0)	$100.3	$(60.2)

Other adjustments	—	(1.9)	—	1.2

Asbestos adjustments	$140.8	$(28.9)	$100.3	$(59.0)

Readers are referred to Note 9 of the company’s 30 September 2008 Condensed Consolidated Financial Statements for further information on the asbestos adjustments.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (ASIC) commenced civil proceedings against the company, a former subsidiary and ten then-present or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of Australian Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
As disclosed by the company on 4 September 2008, ASIC has withdrawn the part of its claim against the company whereby it sought an order that the company execute a deed of indemnity in favour of ABN 60 providing that the company indemnify ABN 60 for an amount up to a maximum of A$1.9 billion.
On 5 September 2008, ASIC stated that its investigations and the Commonwealth Director of Public Prosecution’s consideration were complete and that no criminal proceedings were proposed.
The hearing of the proceedings in the Supreme Court of New South Wales commenced on 29 September 2008 before his Honour Justice Gzell. The company presently estimates that the hearing will be completed before the end of fiscal year 2009 but that it is expected that his Honour may reserve his decision.
For the three and six months ended 30 September 2008, the company has incurred legal costs related to the defence costs, noted as ASIC expenses, of US$5.0 million and US$6.5 million, respectively. For the three and six months ended 30 September 2007, the company incurred ASIC expenses of US$1.9 million and US$3.1 million, respectively.
Readers are referred to Note 10 of the company’s 30 September 2008 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.

Media Release: James Hardie — 2nd Quarter and Half Year FY09	5

Cash Flow
Operating cash flow for the half year ended 30 September 2008 decreased from US$231.0 million to US$93.3 million. The decrease was driven primarily by the reduced contribution from the USA and Europe Fibre Cement business and a quarterly installment payment made to the AICF.
Capital expenditures for the purchase of property, plant and equipment for the half year ended 30 September 2008 decreased from US$24.2 million to US$9.4 million. The company anticipates capital expenditures throughout fiscal year 2009 to be lower compared to the previous fiscal year.
Income Tax
Income Tax Expense
Income tax expense for the quarter increased from US$27.6 million to US$39.0 million. For the half year, income tax expense decreased from US$64.0 million to US$59.4 million.
The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 37.2% and 37.6% for the quarter and half year, respectively, compared to 36.2% and 34.7% for the same quarter and the first half of the prior year.
Tax adjustments
The company recorded unfavourable tax adjustments of US$20.5 million and US$17.4 million for the quarter and half year, respectively, compared to US$0.8 million and US$1.6 million for the quarter and half year in the prior fiscal year, respectively. The tax adjustments made in fiscal years 2009 and 2008 relate to adjustments made in accordance with Financial Accounting Standards Board (FASB) Interpretation no. 48 (FIN 48) under US Generally Accepted Accounting Principles.
ATO — 2002 Tax Audit
The ATO is auditing the company’s Australian income tax returns for the years ended 31 March, 2002 and 31 March, 2004 through 31 March 2006.
On 8 August 2008, the Federal Court of Australia (Federal Court) made orders providing for the reinstatement of the company’s former wholly-owned subsidiary James Hardie Australia Finance Pty Limited (JHAF) to the register of companies and appointing Max Donnelly of Ferrier Hodgson as the new liquidator of JHAF. JHAF was deregistered on 23 August 2005 following a voluntary winding up. The company understands that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO’s inquiries during the tax audit of fiscal year 2002.
The company is considering its position with respect to the ATO proceedings, the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up.
ATO — 1999 Disputed Amended Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and

Media Release: James Hardie — 2nd Quarter and Half Year FY09	6

has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI’s trial scheduled to commence on 8 December 2008 has been vacated by Court Order and is currently scheduled to be heard no later than September 2009.
Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the company announced that the IRS had issued it with a NOPA that concludes that the company does not qualify for the United States — Netherlands Treaty Limitations on Benefits (LOB) provisions applicable from early 2006 and that accordingly it is not entitled to beneficial withholding tax rates on payments from the company’s United States subsidiaries to its Netherlands companies. The company does not agree with the conclusions reached by the IRS, and the company is contesting the IRS’ findings. If the IRS position ultimately were to prevail, the company would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after 1 February 2006 by the company’s US subsidiaries to JHI NV or the company’s Dutch finance subsidiary.
The company filed a formal protest on 18 August 2008 to exercise its rights to an impartial hearing before the Appeals Division of the IRS.
Readers are referred to Note 12 of the company’s 30 September 2008 Condensed Consolidated Financial Statements for further information on income taxes and income tax related issues.
Outlook
In the United States, National Association of Home Builders’ (NAHB) Chief Economist, David Seiders, is quoted in the NAHB’s 22 October statement, as saying that the steep decline in sales of new single-family homes should be coming to an end in early 2009, setting the stage for “tepid” improvement in new residential construction later that year. However, he warned, that outcome has grown increasingly uncertain in light of the turmoil that has gripped world financial markets. Our production planning is based on an equally pessimistic housing starts outlook, but we are well-positioned to flex operational activity up or down as market conditions require.
In Asia Pacific, building approvals are expected to continue to fall in Australia and New Zealand during fiscal year 2009. Residential construction activity in the Philippines is expected to remain flat.
The company notes the range of analysts’ forecasts for operating profit from continuing operations, excluding asbestos for the year ending 31 March 2009 of between US$95 million and US$116 million. In our Management’s Analysis of Results we have noted that defence costs related to the ASIC Proceedings have increased significantly during the second quarter and as a result we have presented net operating profit excluding asbestos adjustments and ASIC expenses in our Management’s Analysis of Results and within this Media Release. On this basis, excluding asbestos and ASIC defence costs from net operating profit, management is comfortable with the bottom half of the range noted above, but notes there remains significant uncertainty over the outlook for US housing activity, as economic conditions and markets are severely impacting consumer and business confidence.

Media Release: James Hardie — 2nd Quarter and Half Year FY09	7

Changes in the company’s asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s consolidated financial statements. Readers are referred to Notes 9, 10 and 11 of the company’s 30 September 2008 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues.
END
Media/Analyst Enquiries:
Peter Baker
Executive Vice President — Asia Pacific

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, a Management Presentation and Condensed Consolidated Financial Statements.
These documents, along with a webcast of the management presentation on 17 November 2008, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult that section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2008 with the SEC on 8 July 2008.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie — 2nd Quarter and Half Year FY09	8

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Media Release: James Hardie — 2nd Quarter and Half Year FY09	9

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$192.2	$44.7	$215.1	$119.7

Asbestos:
Asbestos adjustments	(140.8)	28.9	(100.3)	59.0
AICF SG&A expenses	0.3	1.1	0.9	1.7

ASIC expenses	5.0	1.9	6.5	3.1

EBIT excluding asbestos and ASIC expenses	56.7	76.6	122.2	183.5

Net Sales	$341.9	$390.1	$706.9	$814.5

EBIT margin excluding asbestos and ASIC expenses	16.6%	19.6%	17.3%	22.5%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit	$153.5	$19.1	$154.9	$58.2

Asbestos:
Asbestos adjustments	(140.8)	28.9	(100.3)	59.0
AICF SG&A expenses	0.3	1.1	0.9	1.7
AICF interest income	(2.3)	(2.6)	(3.2)	(4.2)
Tax expense related to asbestos adjustments	—	—	—	0.4

ASIC expenses	5.0	1.9	6.5	3.1

Tax adjustments	20.5	0.8	17.4	1.6

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$36.2	$49.2	$76.2	$119.8

Media Release: James Hardie — 2nd Quarter and Half Year FY09	10

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$36.2	$49.2	$76.2	$119.8
Weighted average common shares outstanding - Diluted (millions)	433.0	468.3	433.1	468.5

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	8.4	11.0	17.6	25.6

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Operating profit before income taxes	$192.5	$46.7	$214.3	$122.2

Asbestos:
Asbestos adjustments	(140.8)	28.9	(100.3)	59.0
AICF SG&A expenses	0.3	1.1	0.9	1.7
AICF interest income	(2.3)	(2.6)	(3.2)	(4.2)

Operating profit before income taxes excluding asbestos	$49.7	$74.1	$111.7	$178.7

Income tax expense	(39.0)	(27.6)	(59.4)	(64.0)

Asbestos:
Tax expense related to asbestos adjustments	—	—	—	0.4

Tax adjustments	20.5	0.8	17.4	1.6

Income tax expense excluding asbestos and tax adjustments	(18.5)	(26.8)	(42.0)	(62.0)

Effective tax rate excluding asbestos and tax adjustments	37.2%	36.2%	37.6%	34.7%

Media Release: James Hardie — 2nd Quarter and Half Year FY09	11

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$192.2	$44.7	$215.1	$119.7

Depreciation and amortisation	14.6	13.5	28.6	27.7

EBITDA	$206.8	$58.2	$243.7	$147.4

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Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	expectations concerning indemnification obligations;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie — 2nd Quarter and Half Year FY09	13